 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Wrigley, Jr., William (Last) (First) (Middle) 410 N. Michigan Avenue (Street) Chicago, IL 60611-213 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Wm. Wrigley Jr. Company WWY
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          Director, President & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/20/2003		A (1) |	11550.00 | A |		D
Common Stock	02/20/2003		F (2) |	3633.00 | D |	277277.00	D
Common Stock					152900.00	I	By Appt. AEW Trust PKW - Trustee (3)
Common Stock					305798.00	I	By Appt. AEW Trust AWR - Trustee (4)
Common Stock					50966.00	I	By Appt. AEW Trust WWJR - Trustee
Common Stock					113192.00	I	By Residuary Trust PKW - WWJr Trustee (5)
Common Stock					226386.00	I	By Residuary Trust-AWR WWJR Trustee (6)
Common Stock					68458.00	I	By Trust 16442-79682 -Tr UA HAW (7)
Common Stock					452369.00	I	By Trust 21023-35680 Co-Trst-UW PKW (8)
Common Stock					452371.00	I	By Trust 21023-44516- Co-Trst-UW PKW (8)
Common Stock					70368.00	I	By Trust 21023-45600-Co-Tr (8)
Common Stock					68458.00	I	By Trust 21023-55520-Tr-UA HAW (7)
Common Stock					68458.00	I	By Trust 21027-72160-Trustee UA HAW (7)
Common Stock					10907136.00	I	By Trust UW HAW Co-Trst (8)
Common Stock					9470568.00	I	By Trust UW PKW - Co-Trst (8)
Common Stock/Class B					225738.00	D
Common Stock/Class B					254832.00	I	By Appt. AEW Trust WWJR - Trustee
Common Stock/Class B					8248.00	I	By GST PKW Trust 7381-86880 - WWJR TR (9)
Common Stock/Class B					8248.00	I	By GST WWJR Trust - 7382-96000 -WWJR TR
Common Stock/Class B					7320.00	I	By Residuary Trust (WWJr) WWJR - Trustee
Common Stock/Class B					81472.00	I	By Residuary Trust PKW - WWJr Trustee (5)
Common Stock/Class B					162942.00	I	By Residuary Trust-AWR WWJR Trustee (6)
Common Stock/Class B					96780.00	I	By Trust 16442-79682 -Tr UA HAW (7)
Common Stock/Class B					177880.00	I	By Trust 20579-23841-Co-Trst-AXmasTr
Common Stock/Class B					302166.00	I	By Trust 21023-35680 Co-Trst-UW PKW (8)
Common Stock/Class B					302249.00	I	By Trust 21023-44516- Co-Trst-UW PKW (8)
Common Stock/Class B					684515.00	I	By Trust 21023-45600-Co-Tr (8)
Common Stock/Class B					96780.00	I	By Trust 21023-55520-Tr-UA HAW (7)
Common Stock/Class B					1544000.00	I	By Trust 21026-03521-Co-Tr-XmasTr (8)
Common Stock/Class B					620234.00	I	By Trust 21026-82880-Tr-3-28-84WW (7)
Common Stock/Class B					96780.00	I	By Trust 21027-72160-Trustee UA HAW (7)
Common Stock/Class B					5453568.00	I	By Trust UW HAW Co-Trst (8)
Common Stock/Class B					6557784.00	I	By Trust UW PKW - Co-Trst (8)
Wrigley Savings Plan Trust - Common					2282.34	I	By WSP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Wrigley, Jr., William - February 20, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)O-00	$37.46					25%/4yr (14) | 05/23/2010	Common Stock - 134,000.00		134,000.00	D
Stock Option (Right to Buy)-O-01	$48.10					25%/4yr (12) | 05/23/2011	Common Stock - 115,000.00		115,000.00	D
Stock Option (Right to Buy)O-02	$57.32					25%/4yr (15) | 05/21/2012	Common Stock - 112,000.00		112,000.00	D
Stock Option (Right to Buy)-O-99	$43.78					25%/4yr (13) | 05/25/2009	Common Stock - 112,000.00		112,000.00	D
Common Stock Units	$0.00	02/20/2003		A (10) |	(A) 4,409.00		Common Stock - 4,409.00			D
Common Stock Units	$0.00	02/20/2003		F (11) |	(D) 63.93		Common Stock - 63.93		13,772.19	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Mark Monroe under POA for William Wrigley, Jr. 02-21-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Wrigley, Jr., William - February 20, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Wm. Wrigley Jr. Company WWY

Form 4 - February 2003

William Wrigley, Jr.
410 N. Michigan Avenue

Chicago, IL 60611-213
Explanation of responses:

(1)   Restricted shares or share units acquired under the Long Term Stock Grant Program, part of the Management Incentive Plan, which Plan is 16b-3 exempt. (Shares or Share Units are restricted for one year from date of Grant).
(2)   Shares or share units withheld for payment of taxes on 2/20/2003 Long Term Stock Grant.
(3)   Represents shares held in trust for the benefit of Mr. Wrigley, Jr.'s brother. Mr. Wrigley, Jr., who serves as trustee of the Appointed AEW Trust, disclaims beneficial ownership of the shares held thereby.
(4)   Represents shares held in trust for the benefit of Mr. Wrigley, Jr.'s sister. Mr. Wrigley, Jr., who serves as trustee of the Appointed AEW Trust disclaims beneficial ownership of the shares held thereby.
(5)   Represents shares held in trust for the benefit of Mr. Wrigley Jr.'s brother. Mr. Wrigley, Jr., who serves as trustee of the Residuary Trust, disclaims beneficial ownership of the shares held thereby.
(6)   Represents shares held in trust for the benefit of Mr. Wrigley Jr.'s sister. Mr. Wrigley, Jr., who serves as trustee of the Residuary Trust, disclaims beneficial ownership of the shares held thereby.
(7)   Acquired beneficial ownership as successor sole trustee to various trusts of which Mr. William Wrigley, deceased, was formerly trustee.
(8)   Acquired benefical ownership as successor co-trustee to various trusts of which Mr. William Wrigley, deceased, was formerly trustee.
(9)   Represents shares held in trust for the benefit of Mr. Wrigley, Jr.'s. brother. Mr. Wrigley, Jr., who serves as trustee of the GST Trust, disclaims beneficial ownership of the shares held thereby.
(10)   Restricted Shares or Share Units acquired under the Stock Award Program, part of the Management Incentive Plan Program, which Plan is 16b-3 exempt.
(11)   Shares or share units withheld for payment of FICA taxes on 2/20/2003 Stock Award.
(12)   The Option vests in four equal annual installments beginning on May 23, 2002.
(13)   The Option vests in four equal annual installments beginning on May 25, 2000.
(14)   The Option vests in four equal annual installments beginning on May 23, 2001.
(15)   The Option vests in four equal annual installments beginning on May 21, 2003.

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